UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2024

MOBILICOM LIMITED

Commission File Number 001-41427

(Translation of registrant’s name into English)

1 Rakefet Street

Shoham, Israel 6083705

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

CONTENTS

On April 9, 2024, Mobilicom Limited filed in Australia its Annual Report for the year ended December 31, 2023, with the Australian Securities and Investments Commission, as required by the laws and regulations of Australia. Attached hereto and incorporated herein is the Registrant’s Annual Report for the year ended December 31, 2023.

EXHIBIT INDEX

Exhibit No.
99.1	Annual Report for the year ended December 31, 2023, as filed with Australian Securities and Investments Commission

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILICOM LIMITED

Date: April 9, 2024	By:	/s/ Oren Elkayam
		Name:	Oren Elkayam
		Title:	Chairman

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